SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Amendment No. 1)	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Avanex Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

05348W 10 9

(CUSIP Number)

Deborah McLean Quinn, Esq.
Nixon Peabody LLP
Clinton Square Suite 1300
Rochester, New York  14604
Telephone: 716-263-1307

Denise A. Hauselt, Esq.
Secretary and Assistant General Counsel
Corning Incorporated
One Riverfront Plaza
Corning, New York 14830-0001
Telephone: 607-974-9000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05348W109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Corning Incorporated 16-0393470

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,474,507

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 21,474,507

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,474,507

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]*

13.	Percent of Class Represented by Amount in Row (11) 17%

14.	Type of Reporting Person (See Instructions) CO

* A small number of additional shares may be issued by Avanex to Corning to adjust for any options to purchase shares of Avanex common stock which may have been exercised between July 28, 2003, and July 31, 2003.

This Amendment No. 1 to Schedule 13D is filed by Corning Incorporated (“Corning”), a New York corporation, amending that certain Schedule 13D filed by Corning with the Securities and Exchange Commission on May 22, 2003, in connection with (i) the termination in accordance with their terms of the Voting Agreement and Irrevocable Proxies, (ii)  closing of certain transactions contemplated by a Share Acquisition and Asset Purchase Agreement (the “Purchase Agreement”), dated as of May 12, 2003, between Avanex Corporation (“Avanex” or “Issuer”), a Delaware corporation with offices at 40919 Encyclopedia Circle, Fremont, California 94538, Corning and Alcatel (“Alcatel”), a corporation formed under the laws of France, with offices at 54, rue La Boetie, 75008 Paris, France, and (iii) execution by Corning and Alcatel of a Stockholders’ Agreement (“Stockholders’ Agreement”) with Avanex.

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D relates to shares of the Common Stock, par value $.001 per share (“Common Stock”) of Avanex Corporation (the “Issuer” or “Avanex”).  The Issuer’s principal executive office is located at 40919 Encyclopedia Circle, Fremont, California 94538.  Avanex has informed the undersigned that 69,476,348 shares of Avanex Common Stock were issued and outstanding as of the close of business on July 28, 2003.  On July 31, 2003, Avanex issued to Corning and its affiliate Corning O.T.I. S.r.l. (“OTI”) 21,474,507 shares of Common Stock of Avanex, or approximately 17% of the issued and outstanding shares of Avanex Common Stock as of the date hereof, pursuant to the terms of the Purchase Agreement.  Corning’s previously disclosed voting rights granted pursuant to certain Voting Agreements Proxies from officers and directors of Avanex in the form attached as Exhibit 99.2 to the original Schedule 13D terminated as of the closing under the Purchase Agreement.  Additional Shares of Avanex Common Stock may be issued to Corning and/or OTI if options to purchase shares of Avanex Common Stock were exercised between July 28, 2003, and July 31, 2003, such that Corning and OTI will collectively own in the aggregate a number of shares of Avanex Common Stock equal to 17% of the total number of shares of Avanex Common Stock issued and outstanding as of July 31, 2003, after giving effect to the transactions contemplated in the Purchase Agreement.

Item 2.	Identity and Background

Corning is organized as a corporation under the laws of the State of New York, and its business address is One Riverfront Plaza, Corning, New York 14831.  Please refer to Item 2 of Corning’s Schedule 13D filed with the Securities and Exchange Commission on May 22, 2003, for additional information.

Item 3.	Source and Amount of Funds or Other Consideration

Consideration for the Avanex Common Stock and the Stockholders’ Agreement included delivery by Corning and OTI to Avanex of certain assets and cash in accordance with the terms of the Purchase Agreement.  See Item 4, below.

Item 4.	Purpose of Transaction
Purchase Agreement

Pursuant to the terms of the Purchase Agreement, at closing Corning and its affiliates transferred and assigned to Avanex certain specified tangible and intangible assets, including intellectual property, relating to Corning’s optical amplifier facility in Erwin, N.Y. and its optical components plant in Milan, Italy, along with certain liabilities related to the operations of those facilities.  Avanex also assumed Corning’s warranty and repair obligations with respect to their optical communications modules (“OCM”) products.  Corning expects Avanex to hire approximately 400 employees from Corning and its Italian subsidiary in this transaction.  Corning also paid Avanex $20 million in cash at closing plus an amount equal to its warranty expenses for certain other warranty repairs.  At closing, Avanex issued to Corning a number of its shares of Common Stock equal to 17% of the outstanding shares of Common Stock (the “Corning Share Issuance”).

Simultaneously with the Corning Share Issuance and pursuant to the terms of the Purchase Agreement, Alcatel transferred the stock of its French subsidiary Optronics France to Avanex, together with certain specified additional intellectual property and cash in the amount of U.S.$40 million, 15 million euros and certain additional amounts relating to restructuring costs.  Avanex assumed the liabilities of the Optronics France subsidiary other than certain enumerated real property and other obligations which was assigned to Alcatel or its subsidiaries at the closing.  At the closing under the Purchase Agreement, Avanex delivered to Alcatel the number of shares of Avanex Common Stock equal to 28% of the outstanding shares of Common Stock (the “Alcatel Share Issuance”).

This description is only a summary of the terms of the Purchase Agreement which is Exhibit 99.1 to the original Schedule 13D and is incorporated herein by reference.
Stockholders’ Agreement

At the closing of the transactions contemplated by the Purchase Agreement, Corning and Alcatel entered into a Stockholders’ Agreement with Avanex.  With respect to Corning and its affiliates, the Stockholders’ Agreement provides that for a period of three years after the closing under the Purchase Agreement with respect to the Corning Share issuance Corning will not, and will cause its affiliates not to, directly or indirectly, alone or in concert with any other person: (a) acquire record or beneficial ownership of any Avanex securities other than those acquired in the Corning Share Issuance, by way of stock split, dividend or other recapitalization, or any incidental indirect investment made by employee-benefit plan related trusts; (b) propose or seek a merger, consolidation, recapitalization, reorganization, restructuring, sale, lease, exchange or other disposition of substantially all of the assets of, or other business combination involving, or tender or exchange offer for securities of Avanex or any other transaction which would result in the stockholders of Avanex immediately prior to the transaction holding less that 50% of the equity securities of the surviving or resulting corporation or parent entity after the transaction; (c) publicly seek to exercise control or influence of the management of Avanex, provided that any Corning nominee who is a director of Avanex may take any action necessary to fulfill his fiduciary obligations to the stockholders of Avanex; (d) solicit or participate in the solicitation of any proxies in opposition to a recommendation of the Board of Directors of Avanex (as such terms are defined under the Exchange Act); or (e) form or join a group or act in concert with any person or take any similar action to acquire, hold, vote or dispose of any Avanex securities, other than an acquisition of up to 5% of the Avanex securities through an acquisition, business combination or merger with any entity owning such securities.

In addition, the Stockholders’ Agreement provides that so long as Corning and its affiliates own 5% or more of the outstanding voting securities of Avanex, Corning will vote, and cause any affiliate holding the shares of Common Stock to vote, the securities beneficially owned by Corning in the manner recommended by a majority of the Board of Directors of Avanex and will cause such securities to be present in person or by proxy at all meetings of Avanex stockholders for the purposes of establishing a quorum.  For a period of one year and two business days following the date of the Stockholders’ Agreement, Corning and its affiliates will agree not to sell or otherwise transfer record, beneficial or economic ownership of the shares of Common Stock it receives in the Corning Share Issuance.  Thereafter, Corning and its affiliates will dispose of no more than 10% of the shares issued upon the Corning Share Issuance during each calendar quarter thereafter, together with any portion of the previous quarters’ permitted dispositions not disposed of in the prior quarters.  Avanex will agree to register the shares of Common Stock held by Corning in increments corresponding to the rights of disposition after the initial lock-up period.  Corning also has certain demand registration rights and piggy back rights and will agree to suspend any offering from time to time if requested by Avanex upon the occurrence of certain conditions when Avanex has material information which it would be detrimental to Avanex to disclose at such time, the prospectus is or becomes misleading, or the continued offering would materially interfere with a material corporate transaction or event involving Avanex.  Corning has also agreed to withhold its Common Stock from the market for 90 days upon the request of Avanex or its underwriters if Avanex is publicly offering its securities.

For a period of five years after the closing of the transactions under the Purchase Agreement and so long as Corning and its affiliates hold at least 5% of the outstanding Common Stock, Corning will have the contractual right under the Stockholders’ Agreement to purchase new securities offered by Avanex for cash or, if the Avanex offering is for other than cash, the cash equivalent as determined by the Board of Directors of Avanex, that number of new securities of Avanex which will permit Corning to maintain its proportionate interest in Avanex.  The terms and conditions of the sale to Corning upon the exercise of any such right would be on the same terms and conditions as other purchasers in the issuance, subject to Corning obtaining any required governmental approvals.  Certain securities issuances by Avanex would not be subject to the right of purchase by Corning, including: issuances to officers, employees, directors and others pursuant to stock incentive or benefit plans or programs approved by the stockholders of Avanex, securities issued upon exercise of securities outstanding as of the closing of the transactions contemplated by the Purchase Agreement, securities issued by Avanex in the acquisition of another corporation or assets by Avanex, securities issued to financial institutions pursuant to commercial leasing or debt financing transactions approved by the Board of Directors, securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or similar agreements or strategic partnerships approved by the Board of Directors of Avanex, securities excluded from the right by unanimous vote of the Board of Directors, and any right, option or warrant to acquire any such securities.

Pursuant to the Stockholders’ Agreement, Corning will, after the Corning Share Issuance and so long as it owns 5% or more of the outstanding shares of Avanex Common Stock, have the right to designate one individual reasonably acceptable to Avanex to be elected to the Board of Directors of Avanex and the Board will recommend to the Avanex stockholders the election of such designee for a term of not more than three years.  Upon the request of Avanex made at a time when Corning holds less than 5% of the outstanding Common Stock, the Corning designee will resign from the Board of Directors within five days of such request.

This description is only a summary of the terms of the Stockholders’ Agreement which is Exhibit 99.3 to the original Schedule 13D and is incorporated herein by reference.
Other Plans or Proposals
Except as provided in the Purchase Agreement and the Stockholders’ Agreement, there are no other plans or proposals of the Reporting Persons with respect to any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5.	Interest in Securities of the Issuer

Pursuant to the Purchase Agreement, Corning acquired 21,474,507 shares of Avanex Common Stock.  The 17% ownership set forth in this Amendment No. 1 to Schedule 13D is based upon 126,320,632 shares of Avanex Common Stock outstanding as of July 31, 2003, following consummation of the transactions described in the Purchase Agreement.

Except as described herein, there have been no transactions in the Avanex Common Stock by Corning, its executive officers (including the Corning Officers) and directors within the past 60 days.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Purchase Agreement and the Stockholders’ Agreement, each described above, and the transactions contemplated thereby, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between any such person and any other person with respect to the shares of Avanex Common Stock or, to the best knowledge of Corning and the Corning Officers, among any of Corning’s executive officers and directors or, to their knowledge, between any of Corning’s executive officers and directors and any other person, with respect to the shares of Avanex Common Stock.  The above descriptions of the Purchase Agreement, the Voting Agreements and Proxies and the Stockholders’ Agreement and the agreements filed as exhibits hereto are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
The following documents have been filed as exhibits to the original Schedule 13D:

99.1     Stock Acquisition and Asset Purchase Agreement, dated May 12, 2003, between Avanex, Corning and Alcatel which is incorporated by reference to Exhibit 2.1 to the Avanex Corporation Form 8-K Current Report for May 12, 2003, Commission File No. 000-29175.

99.2     Voting Agreement and Form of Irrevocable Proxy, each dated May 12, 2003, between Corning, Alcatel and each of Walter Alessandrini, Giovanni Barbarossa, Vinton G. Cerf, Todd Brooks, Joel A. Smith III, and Susan Wang.

99.3 Stockholders’ Agreement, dated July 31, 2003, among Avanex and Corning and Alcatel.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Corning Incorporated

July 31, 2003
Date
/s/ Denise A. Hauselt
Signature
Denise A. Hauselt, Secretary
Name/Title